David Lubin & Associates, PLLC

10 Union Avenue, Suite 5

Lynbrook, New York 11563

Telephone: (516) 887-8200

Facsimile: (516) 887-8250

February 6, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549-0406

Attention: Scott Anderegg, Staff Attorney

Re:	Plesk Corp.
Registration Statement on Form S-1 Filed July 20, 2011,
as amended December 27, 2011
File No. 333-175667_____________________________

Dear Mr. Anderegg:

Plesk Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 2 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated January 26, 2012, with reference to the Company's registration statement on Form S-1 (the "Registration Statement") filed with the Commission on December 27, 2011.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

Summary Financial Information, page 3

1.	We note that the amount presented in the second table on page 4 under the caption "Working capital deficit" should be presented in brackets as it is a negative amount.Please revise as appropriate.

Response: The amount presented in the "Working capital deficit" in the second table in the Summary Financial Information in the Amended Registration Statement has been corrected to indicate that it is a negative amount.

We may be exposed to potential risks ... page 10

2.	We note your response to comment 17 in our letter dated August 16, 2011 and your revised disclosure. However, we note your disclosure "As we develop our product..." Please revise to make clear that you will not be developing any products as stated in your response.

Response: The word "product" in the risk factor has been deleted and the word "business" inserted in its stead in the Amended Registration Statement.

Description of Securities, page 16

3.	We note your response to comment 19 in our letter dated August 16, 2011 and your revised disclosures on pages 16 and 29. On page 29 we note your disclosure,
"Statements contained in this prospectus regarding the contents of any contract or any other document to which we refer are not necessarily complete." Please remove this mitigating language. Any summary or description of any material contract or agreement in the prospectus is required to be materially complete.

Response: The sentence has been removed from the Amended Registration Statement in accordance with the comments of the Commission.

Overview, page 16

4.	We note your response to comment 2 in our letter dated August 16, 2011. On pages 17 and 23 where you disclose "We have no plans to change our business activities or to combine with another business, and we are not aware of any events or circumstances that might cause its plans to change," please augment these disclosures to state that neither the company nor any of your shareholders have plans to enter into a change of control or similar transaction or to change management.

Response: The Company has expanded the disclosure in the Amended Registration Statement to provide that neither the Company nor, to the best of its knowledge, any of its majority shareholders, have any plans or arrangements to enter into a change of control, business combination or similar transaction or to change management.

Marketing, page 19

5.	We note your revisions under this heading disclosing that you intend to list your company on www.Alibaba.com and www.Tradkey.com and feature some of the products you have already sold. In light of the fact that you have only sold one product to date, please revise or advise.

Response: The Amended Registration Statement has been revised to provide that the Company does not intend to be listed on such websites until additional sales are made.

Target Market, page 19

6.	We note your response to comment 23 in our letter dated August 16, 2011. Please incorporate the details provided in your written response into your disclosure.

Response: The Amended Registration Statement has been revised to incorporate the details provided in the Company's previous written response to the Commission regarding the Company's target market.

Plan of Operations, page 24

7.	We note your statement in the fourth paragraph "we have spent nothing developing our site." Please reconcile your statement with your disclosure on page 25 in the paragraph entitled "Total operating expenses," where you disclose that you have spent $5,281 on website related expenses.

Response: The statement in the fourth paragraph of Plan of Operations has been revised to provide that the Company has incurred $5,281 on website related expenses.

8.	We note your revisions to Note 7 in response to comment 38 in our letter dated August 16, 2011 as well as the revisions you made under this heading in the last paragraph on page 24 and we reissue this comment. Since you have already generated revenue, it appears that you will not be able to defer the payment under this contract. Therefore, please delete disclosure suggesting that you can defer these payment obligations or explain to us why this disclosure is appropriate.

Response: The disclosure with respect to the deferral of the payment under the contract has been deleted in the Amended Registration Statement as the payment is due May 1, 2012.

Results of Operations, page 25

9.	Please revise to also provide a discussion of your results of operations for the year ended May 31, 2011 and for the interim period ended November 30, 2011 compared to the interim period ended November 30, 2010. Please refer to the Instructions to Items 303(A), 303(B) and 303(D) of Regulation S-K.

Response: The Results of Operations has been revised to provide a discussion of the results of operations for the year ended May 31, 2011 and a comparative analysis of the interim period ended November 30, 2011 compared to the interim period ended November 30, 2010.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/David Lubin
David Lubin

cc: Gavriel Bolotin